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                                                        SILVER TRIANGLE BUILDING
                                         25505 WEST TWELVE MILE ROAD, SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                            CREDITACCEPTANCE.COM

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                                                        DATE: SEPTEMBER 27, 2006

                                             INVESTOR RELATIONS: DOUGLAS W. BUSK
                                                                       TREASURER
                                                        (248) 353-2700 EXT. 4432
                                                         IR@CREDITACCEPTANCE.COM

                                                             NASDAQ SYMBOL: CACC

                     CREDIT ACCEPTANCE CORPORATION ANNOUNCES
                           PRELIMINARY RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER


SOUTHFIELD, MICHIGAN -- SEPTEMBER 27, 2006 -- CREDIT ACCEPTANCE CORPORATION (NASDAQ: CACC) (the "Company") announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on September 26, 2006. The Company commenced the tender offer on August 28, 2006 to purchase up to 3,500,000 shares of its common stock at a price between $28.00 and $31.50 per share, net to the seller in cash, without interest. Georgeson Shareholder Communications, Inc. acted as information agent for the offer and Computershare Trust Company of New York acted as the depositary.

Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 20,576,612, which includes 17,000,000 shares tendered at $31.50 per share and 2,500,000 shares tendered at $29.50 per share by Donald Foss, the Company's Chairman of the Board. Of the total shares tendered, 1,506,867 were tendered pursuant to the guaranteed delivery procedure described in the Company's Offer to Purchase. Tenders made pursuant to the guaranteed delivery procedure will be accepted upon receipt of the related stock certificates or confirmation of book entry transfer, along with any other required documentation within three business days after the notice of guaranteed delivery was delivered to the depositary. Based on the preliminary count, the Company expects to purchase 3,500,000 properly tendered shares at $31.50 per share, net to the seller in cash, without interest, for a total purchase price of approximately $110.3 million. All shares purchased in the tender offer will be purchased at the same price. Because more than the maximum 3,500,000 shares were tendered, the Company will purchase only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in the Company's Offer to Purchase. Based on the preliminary count, the Company expects the proration factor to be approximately 17.0%.

The actual number of shares to be purchased, the proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares, the proration factor and purchase price per share will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers may be unable to purchase a vehicle or they may purchase an unreliable one, or they may not have the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.